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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10 )*

PRG-SCHULTZ INTERNATIONAL, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
69357C107
(CUSIP Number)
David Radunsky
Parkcentral Capital Management, L.P.
P.O. Box 269014
Plano, Texas 75206
(972) 535-1983
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 8, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	69357C107

1	NAMES OF REPORTING PERSONS: Parkcentral Global Hub Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		22,256,533

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		22,256,533

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	22,256,533

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	26.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	69357C107

1	NAMES OF REPORTING PERSONS: Parkcentral Capital Management, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		22,256,533

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		22,256,533

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	22,256,533

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	26.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA/PN

CUSIP No.	69357C107

1	NAMES OF REPORTING PERSONS: Steven Blasnik

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		26,784,130

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		26,784,130

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	26,784,130

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	30.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	69357C107

1	NAMES OF REPORTING PERSONS: Petrus Securities, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		4,527,597

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,527,597

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,527,597

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	69357C107

1	NAMES OF REPORTING PERSONS: Hill Air Company I, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		4,527,597

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,527,597

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,527,597

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

     This Amendment No. 10 to Schedule 13D (this “Schedule 13D”) is filed by Parkcentral Global Hub Limited, a Bermuda limited liability exempted mutual fund company (“Parkcentral Global”), Parkcentral Capital Management, L.P., a Texas limited partnership (“Parkcentral Capital”), Steven Blasnik, Petrus Securities, L.P., a Texas limited partnership (“Petrus”), and Hill Air Company I, LLC, a Delaware limited liability company (“Hill Air”), to amend and supplement the Schedule 13D relating to shares of Common Stock, no par value per share, of PRG-SCHULTZ INTERNATIONAL, INC., a Georgia corporation, filed by Parkcentral Global and Petrus with the Securities and Exchange Commission (the “Commission”) on November 8, 2005, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on November 30, 2005, Amendment No. 2 to Schedule 13D filed with the Commission on December 12, 2005, Amendment No. 3 to Schedule 13D filed with the Commission on December 16, 2005, Amendment No. 4 to Schedule 13D filed with the Commission on December 20, 2005, Amendment No. 5 to Schedule 13D filed with the Commission on December 22, 2005, Amendment No. 6 to Schedule 13D filed with the Commission on December 28, 2005, Amendment No. 7 to Schedule 13D filed with the Commission on February 7, 2006, Amendment No. 8 to Schedule 13D filed with the Commission on March 27, 2006, and Amendment No. 9 to Schedule 13D filed with the Commission on April 13, 2006 (as amended, the “Schedule 13D”). Capitalized terms used herein and not defined herein shall have the meanings assigned to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 1.	Security and Issuer.
     Unchanged

Item 2.	Identity and Background.
     Unchanged

Item 3.	Source and Amount of Funds or Other Consideration.
     Item 3 of the Schedule 13D is hereby amended and supplemented as follows:
     “On May 8, 2006, Parkcentral Global converted 1,500 shares of 9.0% Senior Series A Convertible Participating Preferred Stock of the Issuer (“Series A Preferred Stock”) into 633,750 shares of Common Stock.”

Item 4.	Purpose of the Transaction.
     Unchanged

Item 5.	Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:
     “(a) Each of the Reporting Persons declares that the filing of this statement shall not be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.
     The following table sets forth the aggregate number and percentage of the Common Stock (based on the number of shares of Common Stock outstanding as contained in the most recently available filing with the Commission by the Issuer) beneficially owned by each of person named in the table:

	Aggregate Number of
	Shares of Common	Percentage of
	Stock	Common Stock
	Beneficially Owned	Beneficially Owned

Parkcentral Global Hub Limited (1)	22,256,533	26.4
Parkcentral Capital Management, L.P. (1) (2)	22,256,533	26.4
Steven Blasnik (2) (3)	26,784,130	30.1
Petrus Securities, L.P. (4)	4,527,597	6.8
Hill Air Company I, LLC (4) (5)	4,527,597	6.8

(1)	Represents shares of Common Stock that may be acquired by Parkcentral Global within 60 days of the date hereof upon conversion of the Issuer’s 10.0% Senior Convertible Notes Due 2011 (“Senior Convertible Notes”) and Series A Preferred Stock; provided, however, that the right of Parkcentral to convert its Senior Convertible Notes is subject to certain conditions (the “Note Conversion Conditions”), including (i) effectiveness of the registration statement contemplated by the Senior Convertible Notes and (ii) approval by the shareholders of the Issuer of an increase in the aggregate authorized shares of the Common Stock in an amount of at least 140 million shares (subject to adjustment for any stock split, dividend, reclassification or other change in the number of outstanding shares of the Common Stock).

(2)	Because of the relationships described herein, each of Parkcentral Capital and Steven Blasnik may be deemed to be an indirect beneficial owner of shares of Common Stock beneficially owned by Parkcentral Global. Each of Parkcentral Capital and Steven Blasnik expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Parkcentral Global, except to the extent of the pecuniary interest of such person in such shares.

(3)	Includes (a) 22,256,533 shares of Common Stock that may be acquired by Parkcentral Global within 60 days of the date hereof upon conversion of Senior Convertible Notes and Series A Preferred Stock; provided, however, that the right of Parkcentral to convert its Senior Convertible Notes is subject to the Note Conversion Conditions, and (b) 4,527,597 shares of Common Stock that may be acquired by Petrus within 60 days of the date hereof upon conversion of Senior Convertible Notes and Series A Preferred Stock; provided, however, that the right of Petrus to convert its Senior Convertible Notes is subject to the Note Conversion Conditions. Because of the relationships described herein, Steven Blasnik may be deemed to be an indirect beneficial owner of shares of Common Stock beneficially owned by Petrus. Steven Blasnik expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Petrus, except to the extent of his pecuniary interest in such shares.

(4)	Represents shares of Common Stock that may be acquired by Petrus within 60 days of the date hereof upon conversion of Senior Convertible Notes and Series A Preferred Stock; provided, however, that the right of Petrus to convert its Senior Convertible Notes is subject to the Note Conversion Conditions.

(5)	Because of the relationships described herein, Hill Air may be deemed to be an indirect beneficial owner of shares of Common Stock beneficially owned by Petrus. Hill Air expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Petrus, except to the extent of the pecuniary interest of Hill Air in such shares.
     (b) The following table indicates, for each person named in paragraph (a) of this Item 5, the shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power

Parkcentral Global Hub Limited (1)	22,256,533	0	22,256,533	0
Parkcentral Capital Management, L.P. (1) (2)	22,256,533	0	22,256,533	0
Steven Blasnik (2) (3)	26,784,130	0	26,784,130	0
Petrus Securities, L.P. (4)	4,527,597	0	4,527,597	0
Hill Air Company I, LLC (4) (5)	4,527,597	0	4,527,597	0

(1)	Represents shares of Common Stock that may be acquired by Parkcentral Global within 60 days of the date hereof upon conversion of Senior Convertible Notes and Series A Preferred Stock; provided, however, that the right of Parkcentral to convert its Senior Convertible Notes is subject to the Note Conversion Conditions.

(2)	Because of the relationships described herein, each of Parkcentral Capital and Steven Blasnik may be deemed to be an indirect beneficial owner of shares of Common Stock beneficially owned by Parkcentral Global. Each of Parkcentral Capital and Steven Blasnik expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Parkcentral Global, except to the extent of the pecuniary interest of such person in such shares.

(3)	Includes (a) 22,256,533 shares of Common Stock that may be acquired by Parkcentral Global within 60 days of the date hereof upon conversion of Senior Convertible Notes and Series A Preferred Stock; provided, however, that the right of Parkcentral to convert its Senior Convertible Notes is subject to the Note Conversion Conditions, and (b) 4,527,597 shares of Common Stock that may be acquired by Petrus within 60 days of the date hereof upon conversion of Senior Convertible Notes and Series A Preferred Stock; provided, however, that the right of Petrus to convert its Senior Convertible Notes is subject to the Note Conversion Conditions. Because of the relationships described herein, Steven Blasnik may be deemed to be an indirect beneficial owner of shares of Common Stock beneficially owned by Petrus. Steven Blasnik expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Petrus, except to the extent of his pecuniary interest in such shares.

(4)	Represents shares of Common Stock that may be acquired by Petrus within 60 days of the date hereof upon conversion of Senior Convertible Notes and Series A Preferred Stock; provided, however, that the right of Petrus to convert its Senior Convertible Notes is subject to the Note Conversion Conditions.

(5)	Because of the relationships described herein, Hill Air may be deemed to be an indirect beneficial owner of shares of Common Stock beneficially owned by Petrus. Hill Air expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Petrus, except to the extent of the pecuniary interest of Hill Air in such shares.
     (c) The following table describes transactions in the Common Stock that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by each person named in paragraph (a) of this Item 5:

Transaction		Shares	Shares	Price Per	Description of
Date	Person	Acquired	Disposed	Share ($)	Transaction

May 8, 2006	Parkcentral Global	633,750	0	.28405	(1)
May 8, 2006	Parkcentral Global	0	633,750	.6814	Open market sale

(1)	On May 8, 2006, Parkcentral Global converted 1,500 shares Series A Preferred Stock into 633,750 shares of Common Stock.
     Except as otherwise described herein, no transactions in the Common Stock were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any person named in paragraph (a) of this Item 5.
(d)	Not applicable.

(e)	Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Unchanged

Item 7.	Material to be Filed as Exhibits.
     Unchanged

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: May 15, 2006	Parkcentral Global Hub Limited

	By:	Parkcentral Capital Management, L.P.
	Its:	Investment Adviser

	By:	/s/ David Radunsky

	Name:	David Radunsky
	Title:	Chief Operating Officer

Parkcentral Capital Management, L.P.

	By:	/s/ David Radunsky

	Name:	David Radunsky
	Title:	Chief Operating Officer

/s/ Steven Blasnik

Steven Blasnik

Petrus Securities, L.P.

	By:	/s/ David Radunsky

	Name:	David Radunsky
	Title:	Chief Operating Officer

Hill Air Company I, LLC

	By:	/s/ David Radunsky

	Name:	David Radunsky
	Title:	Chief Operating Officer